Exhibit 99.4

Media Release

FOR IMMEDIATE RELEASE

NASDAQ APPROVES LISTING OF IMV INC. COMMON SHARES

Halifax, Nova Scotia; May 31, 2018 – IMV Inc. (“IMV” or the “Corporation”) (TSX: IMV; OTCQX: IMMVD), a clinical stage immunotherapy company, today announced that its common shares have been approved for listing on the Nasdaq Capital Market under the symbol "IMV." Trading will commence as early as Friday, June 1, 2018. The Corporation will retain its listing on the Toronto Stock Exchange under the symbol "IMV" and the company's common shares will continue to trade on the OTCQX under the symbol “IMMVD” until trading on the Nasdaq commences.

Frederic Ors, IMV Chief Executive Officer, commented, “On the heels of recent progress we have made in positioning and validating IMV’s unique value proposition in immuno-oncology, listing on Nasdaq affords us the opportunity to attract more institutional investors, broaden our shareholder base, and improve liquidity. We celebrate this milestone and look forward to continuing our track record of clinical progress and corporate advancement.”

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the reprogramming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently conducting three Phase 2 studies with Incyte and Merck assessing DPX-Survivac as a combination therapy in ovarian cancer and diffuse large B-cell lymphoma. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable Canadian and U.S. securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Although the Corporation believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Corporation cautions investors that any forward-looking statements by the Corporation are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the matters discussed under “Risk Factors and Uncertainties” in IMV’s Annual Information Form filed on March 20, 2018. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for IMV:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com